Colive, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Revenue - Net	
4002 Revenue - Gross Sales	
4110 Product Sales	154,461.65
Total 4002 Revenue - Gross Sales	**154,461.65**
Total 4000 Revenue - Net	**154,461.65**
4200 Sales Discounts & Allowances	
4220 Sales Promotions & Discounts	-32,242.68
4230 Early Payment Discount	-1,275.69
Total 4200 Sales Discounts & Allowances	**-33,518.37**
Total Income	**$120,943.28**
Cost of Goods Sold	
5000 Cost of Goods Sold	**23,869.80**
Total Cost of Goods Sold	**$23,869.80**
GROSS PROFIT	**$97,073.48**
Expenses	
5150 Product Transportation & Logistics	22,607.57
5300 Marketing Expenses	41,953.16
6000 Operating Expenses	45,594.77
Total Expenses	**$110,155.50**
NET OPERATING INCOME	**$ -13,082.02**
Other Income	
7700 Other Income	
7710 Dividends & Interest	448.55
7720 Currancies Exchange Gain(Loss)	-141.08
Total 7700 Other Income	**307.47**
Total Other Income	**$307.47**
Other Expenses	
Unrealized Gain or Loss	0.00
7800 Other Expense	
7850 Loan Interest Expense	1,009.84
Total 7800 Other Expense	**1,009.84**
Total Other Expenses	**$1,009.84**
NET OTHER INCOME	**$ -702.37**
NET INCOME	**$ -13,784.39**

Colive, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	**48,051.38**
Total Bank Accounts	**$48,051.38**
Accounts Receivable	
1200 Accounts Receivable - Net	
1210 Accounts Receivable - Gross	46,536.72
Total 1200 Accounts Receivable - Net	**46,536.72**
Total Accounts Receivable	**$46,536.72**
Other Current Assets	
1400 Inventory	**0.00**
1500 Other Current Assets	**187.23**
Undeposited Funds	0.00
Total Other Current Assets	**$187.23**
Total Current Assets	**$94,775.33**
TOTAL ASSETS	**$94,775.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$600.00**
Long-Term Liabilities	**$29,613.96**
Total Liabilities	**$30,213.96**
Equity	**$64,561.37**
TOTAL LIABILITIES AND EQUITY	**$94,775.33**

Colive, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,784.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable - Net:Accounts Receivable - Gross	-38,308.84
1450 Inventory:Finished Goods	23,869.80
1455 Inventory:Finished Goods Liquidation	0.00
1510 Other Current Assets:Shopify Clearing Account	118.00
1530 Other Current Assets:Amazon Clearing Account	101.82
2010 Accounts Payable:Accounts Payable - Sub Acct	600.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-13,619.22**
Net cash provided by operating activities	**$ -27,403.61**
FINANCING ACTIVITIES	
2710 Long Term Liabilities:Bonds & L/T Notes Payable	29,613.96
3007 Equity:Owner’s Investment	17,044.57
Opening Balance Equity	0.00
Net cash provided by financing activities	**$46,658.53**
NET CASH INCREASE FOR PERIOD	**$19,254.92**
Cash at beginning of period	28,796.46
CASH AT END OF PERIOD	**$48,051.38**